SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

     X    ANNUAL REPORT PURSUANT TO SECTION  15(d)  OF THE
   -----  SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED,
          EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 31, 1996

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
   -----  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to _________.

                         Commission file number: 1-5837

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                              (Exact name of plan)

                             135 Morrissey Boulevard
                                  P.O. Box 2378
                              Boston, MA 02107-2378
                                (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                              229 West 43rd Street
                               New York, NY 10036
                (Address of issuer's principal executive office)

The following financial statements are included in this Report:

Report of independent public accountants, including:

     A statement of net assets available for plan benefits for the years ended December 31, 1996, and December 31, 1995.

     A statement of changes in net assets available for plan benefits for each of the years ended December 31, 1996, 1995 and 1994.

     Accompanying notes for the financial statements.

     Schedule of assets held for investment purposes.

     Schedules of reportable transactions for the years ended December 31, 1996 and December 31, 1995.

Signatures

     The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE BGEA/ BOSTON GLOBE
                                        EMPLOYEE SAVINGS PLAN

                                         By /s/ Steve Behenna
                                            ---------------------------
                                             Steve Behenna
                                             Administrative Trustee

Dated:  June 26, 1997

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                              FINANCIAL STATEMENTS

                       FOR THE PERIODS ENDED DECEMBER 31,

                               1996, 1995 AND 1994

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                           DECEMBER 31, 1996 AND 1995

                                TABLE OF CONTENTS



Independent Auditors' Report                                                   1

Statement of Net Assets Available For Plan Benefits                            2

Statement of Changes In Net Assets Available For Plan Benefits                 3

Notes to The Financial Statements                                            4-7


SUPPLEMENTAL SCHEDULES:

           Schedule of Assets Held for Investment Purposes                   8-9
           December 31, 1996

           Reportable Transactions for the Year Ended
           December 31,1996                                                  10

                         [Letterhead of Hoffman & Manning]

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Trustees of the
BGEA/Boston Globe Employee Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the years ended December 31, 1996, 1995, and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 31, 1996 and 1995 and changes in net assets available for plan benefits for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.


/s/ Hoffman & Manning
---------------------

Hoffman & Manning, CPAs
Boston, Massachusetts
May 29, 1997

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1996 AND 1995

          ASSETS                                        1996            1995
          ------                                        ----            ----

Investments , at fair market value (Note C)          $16,613,028     $12,655,627

Cash & Cash Equivalents                                        0           4,042

Participants' notes receivable                           263,948         198,942
                                                     -----------     -----------

                                                      16,876,976      12,858,611

          LIABILITIES
          -----------

Administrative Expenses Payable                                0               0

                                                     -----------     -----------
                                                               0               0

Net assets available for Plan benefits               $16,876,976     $12,858,611
                                                     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        DECEMBER 31, 1996, 1995, AND 1994

                                                   1996          1995          1994
                                                -----------   -----------   -----------
Additions:
      Participants' contributions               $ 2,829,283   $ 1,980,480   $ 1,802,901
      Rollover contributions                        473,502       119,378             0
      Employers' contributions                      248,855             0             0
      Interest and dividend income                  912,235       649,215       327,910
      Other Income                                                  4,232
      Net appreciation/(depreciation) in fair
              value of investments                1,114,922     2,393,134      (369,463)
                                                -----------   -----------   -----------

              Total additions                     5,578,797     5,146,439     1,761,348

Deductions:
      Benefits paid to participants               1,391,014       310,745       370,256
      Direct trustee to trustee transfers           161,015             0             0
      Administrative fees                             8,403         3,521        12,042
                                                -----------   -----------   -----------

              Total  deductions                   1,560,432       314,266       382,298

                                                -----------   -----------   -----------
Net increase                                      4,018,364     4,832,173     1,379,050
Net assets available for Plan benefits,
     beginning of year                           12,858,611     8,026,438     6,647,388
                                                -----------   -----------   -----------

Net assets available for Plan benefits,
     end of year                                $16,876,976   $12,858,611   $ 8,026,438
                                                ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                 ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS


A.   DESCRIPTION OF THE PLAN

The following description of the BGEA/Boston Globe Employee Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.


1. GENERAL. The plan is a defined contribution plan covering all employees of the Company, who are members of a collective bargaining group which has agreed to adopt the plan, and who have been credited with 1,000 or more hours of service during a 12 month period and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)


2. CONTRIBUTIONS. Participants enter into a salary reduction agreement with the Employer, subject to statutory limitations, and the Employer contributes to the plan on the employees behalf. Participants may make qualified rollover contributions to the plan. Participants' contributions shall be invested in the Fund in accordance with the participants' investment elections.


3. PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and (a) an allocation of fund earnings of each fund in which the participant elects contributions, and (b) Administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. Participant accounts will consist of investments, at the direction of the participant, in the following funds


     FUND A - New York Times Stock Fund
     FUND B - Putnam Health Sciences Trust
     FUND C - Putnam Voyager Fund
     FUND D - Putnam Vista Fund
     FUND E - The George Putnam Fund of Boston
     FUND F - Putnam U.S. Government Income Trust
     FUND G - Putnam Money Market Fund
     FUND H - Putnam New Opportunities Fund
     LOAN FUND - Participant Loans Fund

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

A.   DESCRIPTION OF THE PLAN, (Cont.)

4. MATCHING. During 1996 the Company matched 25% of employee contributions up to a maximum of 4% of compensation

5. VESTING. Participants are immediately vested in their voluntary contributions and actual earnings thereon. Participants vest in the employer matching sharing contributions at a rate of 25% after one year of service, of 75% after two years of service, of 100% after three years of service.

6. PAYMENTS OF BENEFITS. Upon termination of service or retirement, a participant is entitled to a lump sum distribution equal to the value of his or her account.

B.   SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net assets value of shares held by the plan at year-end. Participants' notes receivable are valued at cost which approximates market. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses are calculated on a weighted average basis. The participant determines the percentage of contributions which are to be invested in each investment fund.

The plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

C.  INVESTMENTS

The Plan's investments are held by a broker-administered trust fund. Investment transactions that represent 5 percent or more of the Plan's net assets are separately identified.

                            Fair Value of Investments
                                                          December 31, 1996
                                                          -----------------
                                                     # of Shares      Fair Value
                                                     -----------      ----------
Mutual Funds:
           Money Market                                  534,263     $   534,263
           U.S. Government                                69,975         897,787
           Aggressive Growth Fund                         23,113         936,675
           Common Stock                                  325,558       4,442,323
           Common Stock Sector                           385,484       7,660,536
Equity securities:
           New York Times Co.                             53,449       2,031,043
           AT & T Corp.                                    1,813          78,858
           Lucent Technologies                               682          31,543
                                                                     -----------

           Total Investments at Fair Value                           $16,613,028
                                                                     ===========

                            Net Change in Fair Value
                                                             Year Ended
                                                          December 31, 1996
                                                          -----------------
Mutual Funds:
           U.S. Government                                      (19,414)
           Common Stock                                         280,365
           Common Stock Sector                                  399,125
           Aggressive Growth Fund                                 8,133
Equity securities                                               416,713
                                                            -----------

           Net change in Fair Value                         $ 1,084,922
                                                            ===========

D.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Employer reserves the right under the Plan to terminate the Plan, in whole or in part, whenever there is a collective bargaining agreement between the Employer and the Boston Globe Employees Association that fails to provide for the continuation of the plan or the plan participants are no longer represented by this bargaining unit.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

E.   PARTICIPANT LOANS

     Participant loans are available to participants who meet the eligibility requirements as defined by the administrative trustees. The loans have repayment periods ranging from six months to five years and bear interest at the prime rate plus one half of one percent. The total outstanding balances on participant loans was $263,948 and $198,942 as of December 31, 1996 and 1995 respectively.

F.   PLAN TAX STATUS

     The Plan as written is qualified under the Internal Revenue Code as being exempt from federal income taxes. A favorable determination letter has been received from the Internal Revenue Service.

G.   FORM 5500 RECONCILIATION

                                                          DECEMBER 31,
                                                          ------------
                                                    1996               1995
                                                    ----               ----

Net Assets per Form 5500                        $ 16,876,976       $ 12,858,611

           Expenses Payable                              -0-                -0-
                                                ------------       ------------

Net Assets                                      $ 16,876,976       $ 12,858,611
                                                ============       ============

I.   EXPENSES OF THE PLAN

Essentially all expenses incurred during 1995 in the administration of the Plan, as defined by the Plan document, have been paid by the BGEA/Boston Globe Taft-Hartley Health Fund. The BGEA/Boston Globe Taft-Hartley Health Fund is related to the Plan by having common membership between its participants and the participants of The BGEA/Boston Globe Taft-Hartley Health Fund. Expenses incurred in the administration of the Plan totaled $20,000 in 1996 and $20,806 in 1995.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES


Item 27a - Schedule of Assets Held for Investment Purposes.

  (a)            (b)                              (c)                              (d)                 (e)
-----     ------------------    --------------------------------------          ----------          ----------
          Identity of Issuer    Description                    Ending              Cost              Current
                                of Investment                  Units                                  Value
-----     ------------------    --------------------------------------          ----------          ----------
          Putnam                The George Putnam              174,650          $2,558,205          $2,864,262
          Investments*          Fund of Boston

          Putnam                Putnam Vista                   151,011           1,353,514           1,578,061
          Investments*          Fund

          Putnam                Putnam Voyager                 337,513           4,351,165           5,440,704
          Investments*          Fund

          Putnam                Putnam New                      23,054             925,367             936,675
          Investments*          Opportunities Fund

          Putnam                Putnam Money                   534,263             534,263             534,263
          Investments           Market Fund

          Putnam                Putnam Health                   48,017           1,594,724           2,219,833
          Investments*          Sciences Trust

*    This investment represents 5% or more of the Plan's Net Assets

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES

Item 27a - Schedule of Assets Held for Investment Purposes.

  (a)            (b)                              (c)                                              (d)                   (e)
-----     ------------------    -----------------------------------------------------          ------------         ------------
          Identity of Issuer    Description                                    Ending              Cost                Current
                                of Investment                                  Units                                    Value
-----     ------------------    -----------------------------------------------------          ------------         ------------
          Putnam                     Putnam US                                 69,976          $   913,946          $   897,787
          Investments *              Government Income

          New York                   Common                                    53,448            1,252,137            2,031,043
          Times                      Stock

          Lucent                     Common                                       682               30,025               31,543
          Technologies               Stock

          AT&T                       Common                                     1,813               81,139               78,858
          Corp                       Stock

          Participant                Participant Loans with
          Loans                      Interest Rates ranging from
                                     6.0% to 10.0%                                N/A              263,947              263,947
                                                                                               -----------          -----------

Total Plan Assets                                                                              $13,858,432          $16,876,976
                                                                                               ===========          ===========

* This investment represents 5% or more of the Plan's Assets

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES

Reportable Transactions

FOR THE YEAR ENDED 12/31/96

DESCRIPTION                   TYPE           SHARES         COST/PROCEEDS
-----------                   ----           ------         -------------

Putnam Voyager                Purchase       92,894         1,537,273

Putnam Voyager                Sales          47,517          (788,861)

George Putnam Fund            Purchase       62,168         1,002,172


FOR THE YEAR ENDED 12/31/95

DESCRIPTION                   TYPE           SHARES         COST/PROCEEDS
-----------                   ----           ------         -------------

Putnam Voyager                Purchase       86,080         861,750

                          INDEPENDENT AUDITOR'S CONSENT


THE NEW YORK TIMES COMPANY:

     We consent to the incorporation by reference in Registration Statement No. 33-50461 on Form S-8 of our report dated May 29, 1997, on our audits of the statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits for the years ended December 31, 1996, 1995 and 1994, which report is included in this Annual Report on Form 11-K.


/s/ Hoffman & Manning
-----------------------
HOFFMAN & MANNING  CPAS


Boston, Massachusetts
June 24, 1997